Godfrey & Kahn, S.C.

Attorneys at Law

833 East Michigan Street, Suite 1800

Milwaukee, WI 53202-5615

May 11, 2017

BY EDGAR

Ms. Deborah O’Neal-Johnson and Ms. Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	BMO Funds, Inc. Form N-14 Registration Statement; File No. 333-217212

Dear Ms. O’Neal-Johnson and Ms. Churko:

This letter responds to oral comments received from you on Tuesday, May 2, 2017, regarding the above-referenced Registration Statement of BMO Funds, Inc. (the “Company”). The Registration Statement has been filed in connection with a proposal to merge the BMO TCH Intermediate Income Fund (the “Acquired Fund”), a series of the Company, with and into the BMO Mortgage Income Fund (which will be renamed the BMO Strategic Income Fund effective May 8, 2017) (the “Acquiring Fund”), also a series of the Company. In conjunction with the filing of this response letter, the Company is also filing the final forms of proxy statement/prospectus and Reorganization SAI pursuant to Rule 497 of the Securities Act of 1933, as amended. The final tax opinion to be delivered at the closing of the Reorganization will be filed separately at that time.

Your comments and the Company’s responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Part A Comments

1.	Comment: Please confirm that in addition to the proxy statement/prospectus, the Company will deliver the Acquiring Fund Prospectus to shareholders of the Acquired Fund as part of its solicitation of proxies.

Response:  The Company confirms that in addition to the proxy statement/prospectus, the Company will deliver the Acquiring Fund Prospectus to shareholders of the Acquired Fund.

2.	Comment: On the first page of the proxy statement/prospectus, in the table describing proposal 1, the last column indicates the “Shareholders Entitled to Vote”. Please add the word “Income” to the Acquired Fund’s name.

Response:  The requested change has been made.

3.	Comment: If the Adviser is able to recoup previously waived fees and expenses from the Acquiring Fund, please disclose this in the fees and expense table and elsewhere as appropriate.

Response:  The Adviser does not have the ability to recoup previously waived fees or expenses; therefore, no disclosure has been added.

4.	Comment: In the past performance bar charts for the two Funds, consider using a similar scale for both charts for ease of comparison.

Response:  The requested changes have been made.

5.	Comment: In the fees and expense table and the example, add the Fund names to the table, rather than just referring to them as the “Acquired Fund” and the “Acquiring Fund”.

Response: The requested changes have been made.

6.	Comment: On page 11, in the second paragraph under the heading “Federal Income Tax Consequences of the Reorganization,” since the portfolio managers of the Acquiring Fund intend to sell a significant portion of the Acquired Fund’s portfolio as a result of the Reorganization, provide an estimate of (i) the percentage of the portfolio that will be sold, (ii) the transaction costs associated therewith, and (iii) the gain or loss expected as a result thereof.

Response: The requested changes have been made.

7.	Comment: On page 15, please add to the first bullet on that page disclosure regarding the differences between the Acquired Fund and the Acquiring Fund. In addition, in the third to last bullet on that same page, provide an estimate of the costs of the Reorganization.

Response: The requested changes have been made.

8.	Comment: On page 16, confirm that the share amounts listed in the capitalization table are correct.

Response: The Company confirms that the information presented is correct.

9.	Comment: On page 17, under the heading “Method and Cost of Proxy Solicitation,” in the last sentence, please provide an estimate of the proxy solicitation expenses.

Response:  The requested change has been made.

Part B Comments

1.	Comment: On page B-13, the footnote at the bottom of the page indicates that a significant portion of the Acquired Fund’s portfolio will be disposed of following the closing of the Reorganization. Please either (i) identify, on the Pro Forma Schedules of Portfolio Investments, the securities to be sold or (ii) provide a specific description of these securities (e.g., all of the international equity securities will be sold).

Response:  The requested changes have been made.

2.	Comment: On page B-14, the “total net assets” disclosed in the Pro Forma Statements of Assets and Liabilities does not match the capitalization table on page 16 of the proxy statement/prospectus (included in Part A). Please explain why.

Response: The capitalization table does not present the total net assets for the Acquiring Fund’s Class Y shares; however, the Pro Forma Statements of Assets and Liabilities include this share class. The reason Class Y shares of the Acquiring Fund are not included in the capitalization table is because that share class is not part of the Reorganization (i.e., none of the assets from the Acquired Fund are being acquired by this share class).

3.	Comment: Explain the pro forma adjustments disclosed on pages B-15, B-16 and B-17 in a note or notes to the Pro Forma Financial Statements.

Response: Footnotes have been added to explain these adjustments.

4.	Comment: In Note 2 to the Pro Forma Financial Statements, it says that the information provided assumes the Reorganization occurred on the first business day of the six month period ended February 28, 2017. The pro forma data needs to be provided for a 12 month period. Please ensure that the data provided is, in fact, for the 12 month period ended February 28, 2017.

Response:  The Company has revised the Pro Forma Financial Statements and related Notes to the Pro Forma Financial Statements as necessary to reflect data for the 12 month period ended February 28, 2017.

*  *  *  *

If you have any questions regarding these responses, please contact the undersigned at 608-284-2226.

Very truly yours,

/s/ Pamela M. Krill

Pamela M. Krill

cc:	Working Group

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